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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

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JOHANNESBURG

October 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
<u>File No. 82-5147</u>

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since July 22, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 10/8

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Miguel Lawson

Schedule I

1. Investor Relations Monthly Report (Nº 07/2003), dated July 31, 2003 (English translation attached hereto as Exhibit 1).

2. ITR Quarterly Information (financial) filed with the CVM on August 5, 2003, and related to the three-month period ended June 30, 2003 (English translation attached hereto as Exhibit 2).

3. Investor Relations Monthly Report (Nº 08/2003), dated August 29, 2003 (English translation attached hereto as Exhibit 3).

4. Investor Relations Monthly Report (Nº 09/2003), dated September 30, 2003 (English translation attached hereto as Exhibit 4).

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

BOVESPA

Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

1

Investor Relations Monthly Report – *Edition # 07/2003 – July 31st, 2003*

• Sistema Cataguazes-Leopoldina will soon conclude the Debt Restructuring Program
Standard & Poor's has given the Program a rating of "brBBB+"

CFLCL and its subsidiaries will be soon completing nearly R$ 570 million of short term debt restructuring program. CFLCL is issuing R$130 million in non-convertible debentures, in addition to a R$ 20 million capital increase completed on June 4th 2003. Furthermore, the subsidiaries CENF, Energipe, CELB and Saelpa are stretching payment terms of tis short term obligations, for an approximately amount of R$420 million, of which, almost R$310 million is at Energipe, R$94 million at Saelpa, R$7 million at CELB and R$9 million at CENF. The total short term restructuring package will be approximately R$550 million, resulting in a total term of up to 54 months, with the average life in these transactions of 44 months. Most of the renegotiated debt has a 6-month grace period on the principal and interest. This restructuring process should be completed in August 2003 and shall result in a reduction of the consolidated current financial charges, enabling the company to repay such obligations from its own operational cash flow generation.

At the end of the June, Standard & Poor's gave a rating of "brBBB+" on the Brazilian National Scale, to the debt restructuring program of the CFLCL and its controlled company, Energipe. Standard & Poor's highlights positive factors that have enabled the Sistema Cataguazes-Leopoldina to face this challenge and to overcome it: the right to make use of the concessions for distribution of electrical energy in four states in Brazil, resulting in a stable cash flow under normal conditions; a moderate financial profile, having practically no exposure to exchange devaluations, and lastly, the administrative experience of almost one-hundred years in the Brazilian electrical sector.

• SHP – Small Hydroelectric Power Plant Granada enters into commercial operation

SHP Granada, generating 15.8 MW (annual production capacity of 66.5 GWh), entered into commercial operation in early July. This is the second SHP to startup operations, of five that are part of the Sistema Cataguazes-Leopoldina power generation projects and that are in different construction stages. The first was SHP Ponte, generating 24.4 MW (annual production capacity of 136.5 GWh), entered into commercial operation this last May. Considering SHP Granada in operation, the Sistema Cataguazes-Leopoldina now has installed capacity of 194.5 MW (annual production capacity of near 1.204 GWh). The next hydroelectric plant to be concluded is the SHP Palestina, with 13 MW, planned to enter operations testing in August.

• Consolidated operational revenue of Cataguazes-Leopoldina was R$592 million in the first six months

Consolidated actual sales of electric power of Cataguazes-Leopoldina (CFLCL) increased 11.5% in the first six months of 2003, in relation to the same period the year before. Consolidated total sold was 2.937 GWh. This level of sales represents an increase of 3.5% when compared to the consolidated volume sold in the first six months of 2000, period in which the market had not yet been impacted by the consequences of the electric power rationing program. Energy sales in the Northeast, specifically in the controlled companies, Energipe, CELB and Saelpa, have demonstrated a higher market recovery after rationing, in relation to sales by CFLCL and CENF, which operate in Southeastern Brazil. Consolidated sales in these six months of 2003 of the controlled companies that operate in the Northeast are 5.4% higher in relation to the period from January to June 2000 (without rationing). Meanwhile in the Southeast, the volume of energy sold by CFLCL and CENF is 2.9% lower, compared to the period without rationing. With this market, gross operational revenue of Cataguazes-Leopoldina was R$592 million in the first six months of this year, or 29.8% higher than in the same period in 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / June of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**119**	**30**	**184**	**43**	**205**	**592**
Electricity Sales - GWh	**489**	**139**	**933**	**259**	**1,117**	**2,937**
Retail Market						
• Residential	152	62	231	59	365	869
• Industrial	161	29	382	139	329	1.040
• Commercial	68	27	135	34	171	435
• Other classes	108	21	185	27	252	593
Sales Increase - % (*)	**6.5**	**8.2**	**11.6**	**13.0**	**13.7**	**11.5**
• Residential	6.1	9.8	17.2	10.4	13.6	12.6
• Industrial	5.4	6.0	4.6	14.5	11.9	8.3
• Commercial	6.4	0.6	13.3	12.1	9.8	9.9
• Other classes	8.8	18.2	19.4	12.3	19.4	16.9

(*) In relation to the same period of 2002.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147

2

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 08/05/2003

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE		
3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS	2 - LOCALITY OR DISTRICT
Praça Rui Barbosa, 80	Centro

3 - CEP	4 - MUNICIPALITY	5 - UF (Federal Unit-State)
36770-901	Cataguases	MG

6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
32	3429-6000	3429-6282	3429-6226	
11 - DDD	12 - Fax:	13 - Fax:	14 - FAX	
32	3429-6317	3429-6480	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME	
Maurício Perez Botelho	
2 - COMPLETE ADDRESS	3 - Locality or District
Praça Rui Barbosa, 80	Centro

4 - CEP	5 - MUNICIPALITY	6 - UF
36770-901	Cataguases	MG

7 - DDD	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex
32	3429-6000	3429-6282	3429-6337	
12 - DDD	13 - Fax	14 - Fax	15 - Fax	
32	3429-6480	3429-6317	-	
16 - E-mail				
mbotelho@cataguazes.com.br				

01.04 - ITR'S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2003	12/31/2003	2	04/01/2003	06/30/2003	1	01/01/2003	03/31/2003

9-NAME / CORPORATE NAME OF AUDITOR	10- CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11-NAME OF THE RESPONSIBLE TECHNICIAN	12-CPF OF RESPONSIBLE TECHNICIAN
Marcelo C. Almeida	335.905.597-72

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 06/30/2003	2 03/31/2003	3 06/30/2002
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
08/05/2003	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-06/30/2003	4-03/31/2003
1	Total assets	881,305	856,800
1.01	Current assets	86,878	98,466
1.01.01	Cash on hand	2,631	3,783
1.01.01.01	Cash and banks	2,188	3,467
1.01.01.02	Marketable securities	443	316
1.01.02	Credits	65,457	67,206
1.01.02.01	Account receivable from Clients/Consumers	58,010	58,765
1.01.02.02	Notes and other accounts receivable	3,231	3,093
1.01.02.03	Extraordinary tariff recovery	8,234	9,130
1.01.02.04	Allowance for doubtful accounts	(4,018)	(3.782)
1.01.03	Stocks / Inventories	421	400
1.01.04	Others	18,369	27,077
1.01.04.01	Recoverable taxes	8,726	15,196
1.01.04.02	Prepaid expenses	2,379	1,909
1.01.04.03	Low-Income Consumers	4,968	6,464
1.01.04.04	Others	2,296	3,508
1.02	Long term assets	186,566	162,379
1.02.01	Miscellaneous credits	16,577	17,218
1.02.01.01	Account receivable from Clients/Consumers	8,740	8,341
1.02.01.02	Notes and other accounts receivable	7,837	7,864
1.02.01.03	Extraordinary tariff recovery	0	1,013
1.02.02	Credits from related entities	115,844	90,364
1.02.02.01	Affiliates		
1.02.02.02	Subsidiaries	115,844	90,364
1.02.02.03	Other related entities		
1.02.03	Others	54,145	54,797
1.02.03.01	Judicial deposits	463	463
1.02.03.02	Tax credits	40,006	40,006
1.02.03.03	Recoverable taxes	1,223	1,601
1.02.03.04	Emergency Energy Rationing Program	10,636	10,692
1.02.03.05	Other	1,817	2,035
1.03	Permanent assets	607,861	595,955
1.03.01	Investments	429,973	420,331
1.03.01.01	Holdings in affiliates	10,145	10,138
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.01.02	Cataguazes Serviços Aereos	166	159
1.03.01.02	Holdings in subsidiaries	419,667	410,044
1.03.01.02.01	Energisa S/A	350,656	348,697
1.03.01.02.02	Multipar S/A	606	605
1.03.01.02.03	Multiagro Ltda.	696	753
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	23,805	24,131
1.03.01.02.05	Goodwill premium at CENF's investment	34,047	34,455
1.03.01.02.06	Telecabo S/A	258	258
1.03.01.02.07	MCL Cabo S/A	67	67
1.03.01.02.08	Cat-Leo Energia S/A	9,532	1,078
1.03.01.03.	Other Investments	161	149
1.03.02	Fixed assets	176,698	174,574
1.03.02.01	Hydraulic energy generation	64,090	63,767
1.03.02.02	Transmission system relating to generation	11,747	11,747
1.03.02.03	Distribution lines, nets, substations	241,627	239,286
1.03.02.04	Sales	2,496	1,752
1.03.02.05	Management	25,541	24,444
1.03.02.06	Fixed assets in progress	22,729	20,169
1.03.02.07	Accumulated depreciation	(114,440)	(110.911)
1.03.02.08	(-) Special Obligations	(77,092)	(75,680)
1.03.03	Deferred	1,190	1,050
1.03.03.01	Costs of Software acquisition	1,531	1,335
1.03.03.02	(-) Accumulated Amortization	(341)	(285)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-06/30/2003	4-03/31/2003
2	Total liabilities	881,305	856,800
2.01	Current liabilities	217,155	222,106
2.01.01	Loans and financing	102,950	108,177
2.01.02	Debentures	42,879	38,712
2.01.03	Suppliers	25,757	36,633
2.01.04	Taxes, fees and contributions	32,809	25,433
2.01.04.01	VAT (*ICMS*) payable	5,226	5,382
2.01.04.02	Taxes and social charges payable	1,333	2,065
2.01.04.03	Income tax withheld at the source	6,722	4,435
2.01.04.04	Social contribution (PIS/COFINS) payable	3,071	9,621
2.01.04.05	VAT ICMS payments	15,080	3,635
2.01.04.06	Social contribution (PIS/COFINS) payments	206	180
2.01.04.07	Other	1,171	115
2.01.05	Dividends payable		
2.01.06	Provisions	2,276	1,970
2.01.06.01	Vacation and salaries	2,276	1,970
2.01.07	Debt owed to affiliates		
2.01.08	Others	10,484	11,181
2.01.08.01	Salaries payable	20	20
2.01.08.02	Participation payable	267	538
2.01.08.03	Consumer charges payable	1,008	1,002
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Indebtedness charges payable	246	205
2.01.08.06	Low-Income Consumers	5,417	5,470
2.01.08.07	Others	2,629	3,049
2.02	Long term liability	344,234	325,266
2.02.01	Loans and financing	51,433	54,979
2.02.02	Debentures	113,348	111,784
2.02.03	Provisions	2,848	2,902
2.02.04	Debt owed to affiliates	139,783	133,638
2.02.05	Others	36,822	21,963
2.02.05.01	Tax payable	11,529	11,722
2.02.05.02	Emergency Energy Rationing Program	8,184	8,184
2.02.05.03	Suppliers	14,854	
2.02.05.04	Other	2,255	2,057
2.03	Results of future periods		
2.04	Minority participation		
2.05	Net equity	319,916	309,428
2.05.01	Paid in capital	354,335	334,335
2.05.01.01	Common Stock	135,574	127,909
2.05.01.02	Preferred Stock A	218,090	205,760
2.05.01.03	Preferred Stock B	671	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profits	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(65,556)	(56,044)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2003 to 06/36/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.01	Gross revenue from sales/services	59,158	119,037	14,686	71,151
3.01.01	Gross revenue in the year	60,541	120,420	53,696	110,161
3.01.02	Extraordinary tariff recovery adjustment			(1,702)	(1,702)
3.01.03	Electricity sales - MAE adjusted	(1,383)	(1,383)	(37,308)	(37,308)
3.02	Deductions from gross revenue	(15,490)	(31,650)	(12,287)	(24,715)
3.02.01	Invoiced VAT (ICMS)	(11,673)	(23,960)	(10,688)	(20,000)
3.02.02	Social contributions (PIS/COFINS)	(2,890)	(5,819)	(664)	(2,845)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(927)	(1,871)	(935)	(1,870)
3.03	Net revenue from sales/services	43,668	87,387	2,399	46,436
3.04	Cost of goods/services sold	(35,094)	(68,153)	(34,152)	(67,836)
3.04.01	Personnel	(5,825)	(11,229)	(5,690)	(11,007)
3.04.02	Material	(743)	(1,588)	(824)	(1,569)
3.04.03	Services rendered by third parties	(1,856)	(4,065)	(2,894)	(4,990)
3.04.04	Electric energy purchased for resale	(16,112)	(32,059)	(17,808)	(35,124)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	0	0	873	873
3.04.06	Royalties on Hydro Resources	(32)	(151)	(56)	(154)
3.04.07	Electric Power Transportation Charge	(3,004)	(3,597)	(1,432)	(2,865)
3.04.08	Depreciation / Amortization	(3,347)	(6,670)	(3,474)	(6,896)
3.04.09	Fuel Quota Equalization	(2,442)	(5,181)	(1,895)	(3,589)
3.04.10	Provision for contingencies	(314)	(437)	67	87
3.04.11	Other expenses	(1,419)	(3,176)	(1,019)	(2,602)
3.05	Earnings before interest and taxes (EBIT)	8,574	19,234	(31,753)	(21,400)
3.06	Other Operating expenses/ revenue	(18,136)	(44,929)	(24,857)	(44,606)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(27,571)	(53,897)	(18,368)	(35,874)
3.06.03.01	Financial revenue	1,696	3,721	5,856	6,925
3.06.03.02	Financial expenses	(29,267)	(57,618)	(24,224)	(42,799)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(408)	(816)	(405)	(774)
3.06.05.01	Amortization of premium	(408)	(816)	(405)	(774)
3.06.06	Equity adjustment result	9,843	9,784	(6,084)	(7,958)
3.06.06.01	Equity adjustment	9,843	9,784	(6,084)	(7,958)
3.07	Operating income	(9,562)	(25,695)	(56,610)	(66,006)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2003 to 06/36/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.08	Non operating income	50	178	112	165
3.08.01	Revenue	343	693	336	508
3.08.02	Expenses	(293)	(515)	(224)	(343)
3.09	Earnings before tax / profit-sharing; minority participation	(9,512)	(25,517)	(56,498)	(65,841)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	16,673	18,967
3.11.01	Social Contribution	0	0	4,030	4,584
3.11.02	Income tax	0	0	12,643	14,383
3.12	Profit sharing; minority shareholders/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interests on capital	0	0	0	0
3.15	Net income	(9,512)	(25,517)	(39,825)	(46,874)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	131,239,066	131,239,066	124,572,399	124,572,399
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.00007)	(0.00019)	(0.00032)	(0.00038)

04.01 - EXPLANATORY NOTES

(In thousands of Brazilian reais, unless otherwise indicated)

1) OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, providing services to approximately 293,245 consumers (quantity not reviewed by independent auditors).

Companhia Força e Luz Cataguazes-Leopoldina is also the Parent Company of other companies. The ownership percentages and information on these subsidiaries are shown in Notes 3, 10 and 11.

As of June 30, 2003, the Company had negative working capital of R$130,277 (R$123,640 in March 2003) for Parent Company, and R$452,210 (R$421,635 in March 2003) for consolidated. This imbalance arises from the Company's and its subsidiaries' need to obtain funding in the short-term capital market, in view of the imbalance caused by the lower operating income during the Emergency Energy Rationing Program (see Note 5), as well as from the postponement of 50% of the settlement of the sale and purchase of energy in the Wholesale Energy Market - MAE (see Note 4).

Management is negotiating with creditors the rescheduling of its debts from current to long-term maturities. With the MAE settlements occurred in July 2003 (R$20 million for Parent Company and R$44 million for consolidated), with the release of funds from the National Bank for Economic and Social Development - BNDES for construction of the small hydroelectric power plants of Cat-Leo Energia S.A. (R$31 million in July 2003), as well as the result of these negotiations for rescheduling the current indebtedness (approximately R$130 million for Parent Company and R$550 million for consolidated), negotiations which should be concluded during the third quarter and that should result in extending debt maturity to up to 54 months, with the maturity period among the various instruments averaging 44 months with a 6-month grace period, Management, based on the projections of the Company's results, expects to recover the financial balance of the Group and resume profitability.

04.01 - EXPLANATORY NOTES

2) PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared and are presented in accordance with accounting practices laid down by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency - ANEEL, especially the "Accounting Manual for Electric Energy Public Service", compulsorily applicable beginning January 1, 2002. For the preparation of the quarterly financial information (ITR), the accounting practices adopted are consistent with those used in preparing the financial statements as of December 31, 2002, published in the official press on March 28, 2003. Accordingly, the quarterly financial information (ITR) should be read together with the referred annual financial statements.

3) CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Companhia Força e Luz Cataguazes-Leopoldina and its subsidiaries as follows:

Subsidiaries	Ownership interest 06.30.03 and 03.31.03
Energisa S.A. ("Energisa") (*)	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47
Multipar S.A.	99.96
Multiagro Ltda.	66.67
Teleserv S.A.	99.10
Telecabo S.A.	97.59
MCL Cabo S.A.	95.54
Cat-Leo Energia S.A.(**)	99.99

(*) Parent company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and of Pbpart SE1 S.A. (50.1% of total and voting capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

(**) Joint Parent Company of Usina Termelétrica de Juiz de Fora S.A - UTEJF (50% of total and voting capital).

The consolidated financial statements have been prepared based on the financial statements of the subsidiaries as of the same date of the Parent Company's and in accordance with the consolidation criteria provided for in the Brazilian Securities Commission - CVM Instruction No. 247/96.

04.01 - EXPLANATORY NOTES

Reconciliation between net income (loss) and shareholders' equity for the Company and consolidated is as follows:

	06/30/2003		06/30/2002	03/31/2003
	Net income (loss)	Shareholders' equity	Net income (loss)	Shareholders' equity
Parent Company	(25,517)	319,916	(46,874)	309,428
Unrealized profit on intercompany transactions (mainly sale of ownership interest)	-	(36,246)	-	(36,681)
Profit realization	870	-	556	-
Consolidated	(24,647)	283,670	(46,318)	272,747

4) CONSUMERS AND CONCESSIONAIRES

	Parent company		Consolidated	
Consumer classes	06/30/2003	03/31/2003	06/30/2003	03/31/2003
Residential	8,109	7,318	61,217	56,537
Industrial	7,238	6,245	44,461	38,843
Commercial, services and other activities	3,082	3,265	27,261	26,215
Rural	1,734	1,431	15,432	14,342
Public sector:				
Federal	26	26	5,388	4,976
State	268	271	7,845	7,246
Municipal	985	996	6,447	5,955
Public lighting	1,881	2,007	26,964	24,243
Public service	963	917	5,324	4,790
Subtotal - consumers	24,286	22,476	200,339	183,147
Concessionaires (*)	37,627	39,768	100,881	96,180
Unbilled sale	4,837	4,862	33,711	30,306
Total	66,750	67,106	334,931	309,633
Current portion	58,010	58,765	318,071	293,519
Long-term portion	8,740	8,341	16,860	16,114

(*) Includes electricity sold on MAE - Wholesale energy market

The Company and its subsidiaries recorded an allowance for doubtful accounts for long past-due balances, following the technical criteria established by ANEEL.

04.01 - EXPLANATORY NOTES

The balance of the consumers and concessionaires account as of June 30, 2003 includes receivables related to sale of energy in the MAE, in the amounts of R$35,212 and R$84,426, Parent Company and consolidated, respectively, for the period from September 2000 to June 2003, less the partial payment made until June 2003. These balances were determined based on calculations prepared and provided by MAE, together with internal estimates made by management. The payment of these amounts, including the balances recorded in current liabilities of R$1,710 and R$10,512, Parent Company and consolidated, respectively, related to acquisition of energy on the Whosale Energy Market and electricity network usage charges, are scheduled as follows:

Receivables in MAE	Parent Company	Consolidated
September/2000 to September/2002 (*)	21,367	42,944
October/2002 to December/2002 (*)	47	13,380
January/2003 to June/2003	(221)	74
Portion related to injunctions granted	11,037	21,768
Portion not settled in sector companies' negotiation	2,982	6,260
	35,212	84,426
(-) Purchase of energy in the spot market - MAE (*)	-	(8,029)
(-) Electricity network usage charge (*)	(1,710)	(2,483)
	33,502	73,914

(*) In July 2003, settlements were made for MAE balances in the amounts of R$20,435 and R$44,008 Parent Company and consolidated, respectively.

Beginning July 2003, transaction will be settled 30 days after the month closing.

The spot market energy amounts are subject to changes that may arise from the judgment of the legal actions filed by certain energy sector companies regarding the interpretation of prevailing market rules. These companies, not included in the rationing area, obtained a preliminary injunction that nullifies ANEEL's Order No. 288 of May 16, 2002, which was intended for clarifying for the companies the treatment and application of certain MAE accounting rules, included in the Overall Agreement for the Electric Energy Sector. These companies claim involves the energy supplied by Itaipu in the Southeast/Center West submarket during the rationing period from 2001 to 2002, when there was a significant discrepancy in spot market energy prices between the submarkets.

04.01 - EXPLANATORY NOTES

5) EXTRAORDINARY TARIFF RECOVERY

The extraordinary tariff recovery was instituted based on the provisions contained in Law No. 10438 of April 26, 2002, and Resolution No. 91, of the Energy Crisis Management Committee - CGE, of December 21, 2001, and ANEEL Resolution No. 31, of January 24, 2002, made effective by the application of adjustments to the tariff rates in force beginning December 31, 2001.

This extraordinary tariff is aimed at the recovery of the economic and financial balance of the concession contract and was implemented to cover the losses arising from the Emergency Energy Rationing Program, during the period from June 1, 2001 to February 28, 2002.

The approved amounts related to the extraordinary tariff recovery and free energy are comprised as follows:

	Parent Company			Consolidated			
	Free energy	Portion A	Total	Extraordinary tariff recovery	Free energy	Portion A	Total
Balances at March 31, 2003	3,583	6,560	10,143	80,968	57,192	17,595	155,755
Amortization	(2,663)	-	(2,663)	(5,817)	(8,832)	-	(14,649)
Monetary restatement	378	376	754	4,849	3,326	1,008	9,183
Balances at June 30, 2003	1,298	6,936	8,234	80,000	51,686	18,603	150,289
Current portion	1,298	6,936	8,234	26,630	18,064	6,936	51,630
Long-term portion	-	-	-	53,370	33,622	11,667	98,659

ANEEL Resolution No. 484 of August 29, 2002 established the extraordinary tariff adjustment - RTE for the energy supply tariff of electric energy distribution concessionaires over the following maximum periods, beginning January 2002: CFLCL (31 months); CENF (69 months); Energipe (55 months); CELB (90 months) and Saelpa (75 months). Based on internal projections, the Companies' management expects to realize all receivables within the terms defined by this Resolution.

04.01 - EXPLANATORY NOTES

6) LOW-INCOME CONSUMERS

Law No. 10438 of April 26, 2002 set forth the guidelines for the classification into the residential low-income consumer subclass of a lower than 80kWh/month consumption unit, and Decree No. 4336 of August 15, 2002 set forth additional rules for such classification of units with monthly consumption between 80 and 220 kWh provided certain requirements are met.
Under the new classification, CFLCL and its subsidiaries have identified revenue losses of R$4,968 (R$6,464 in March 2003) for Parent Company, and R$40,153 (R$48,678 in December 2002) for consolidated, classified under the caption "Notes and other accounts receivable" in current assets. This revenue will be funded with additional dividends due to the Government by ELETROBRÁS, related to the additional revenues earned by electric power generation concessionaires, under federal control and, in case such dividends are insufficient, with funds from Global Reversion Quota RGR. Concurrently, the Company and its subsidiaries recorded a provision in current liabilities, in the account "Other", in the amount of R$8,447 (Parent Company) and R$68,515 (consolidated), out of which R$3,030 (Parent Company) and R$21,905 (consolidated) were repaid to consumers up to June 30, 2003.

7) NOTES RECEIVABLE

Correspond to past-due electric energy bills, renegotiated with consumers through the Acknowledgement of Debt. As of June 30, 2003, these receivables amount to R$3,231 (R$3,093 in March 2003) for Parent Company, R$51,195 (R$48,772 in March 2003) for Consolidated, classified as current portion and R$42,562 (R$42,687 in March 2003) for Consolidated classified as long-term assets. Of the "Notes receivable" amount for Consolidated, R$8,541 is overdue for over 360 days, for which the Subsidiaries Celb and Saelpa recognized an Allowance for Doubtful Accounts.

8) RENEGOTIATED RECEIVABLES- CONSOLIDATED

Creditor	Debtor	Receivable as of 06/30/2003	Monthly installments	Annual restatement index	Receivable as of 03/31/2003
Saelpa	Cia. de Água e Esgotos da Paraiba - CAGEPA	13,509	16	IGP-DI	13,234
Saelpa	Governo do Estado da Paraiba	45,226	16	IGP-DI	44,321
Total		58,735			57,555
Current portion		54,510			46,277
Long-term portion		4,225			11,278

These receivables are related to electricity consumption to June 2000, renegotiated in July 2000. The receivable from Cagepa is guaranteed by Cagepa's revenues, and Banco do Estado da Paraíba - Paraiban is the intermediary agent.

04.01 - EXPLANATORY NOTES

9) RECOVERABLE TAXES

	Parent Company		Consolidated	
	06/30/2003	03/31/2003	06/30/2003	03/31/2003
ICMS (State VAT)	3,224	3,414	36,828	33,229
IRRF (withholding income tax)	93	4,512	3,418	12,969
IRPJ (corporate income tax)	4,923	4,893	16,531	15,649
CSSL (social contribution tax)	-	2,513	1,325	7,276
Other	1,709	1,465	9,230	3,846
	9,949	16,797	67,332	72,969
Current portion	8,726	15,196	53,568	58,838
Long-term portion	1,223	1,601	13,764	14,131

10) TAX CREDITS

These represent tax credits for tax loss carryforwards. Income and social contribution taxes that affected net income as well as the offset of recorded tax credits are as follows:

	Parent Company		Consolidated	
Tax per statement of income	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Loss before income and social contribution taxes	(25,517)	(65,841)	(1,757)	(34,626)
Income from income and social contribution taxes calculated at the effective rates	8,676	22,386	597	11,773
Adjustments:				
Permanent items	3,327	(3,223)	-	(1,630)
Unrecorded tax credits due to CVM Instruction No. 371	(11,721)	-	(16,005)	-
Other	(282)	(196)	(604)	(3,127)
Income (expense) from income and social contribution taxes	-	18,967	(16,012)	7,016
Tax credit per balance sheet	30/06/2003	31/03/2003	30/06/2003	31/03/2003
Tax loss carryforwards - Income tax	40,511	35,811	146,187	136,407
Tax loss carryforwards - Social contribution tax	12,845	11,085	43,680	49,266
Total	53,356	46,896	189,867	185,673
Unrecorded tax credits due to CVM Instruction No 371	(13,350)	(6,890)	(25,194)	(19,140)
Total	40,006	40,006	164,673	166,533

On July 1, 2002, CVM issued Instruction No. 371/02, which established new criteria for evaluation and disclosure of deferred tax credits.

04.01 - EXPLANATORY NOTES

In order to comply with the provisions contained in such Instruction, the realization of tax credits, Parent Company and consolidated, is estimated as follows:

Estimated realization	Realization of tax credits	
	Parent Company	Consolidated
2003	-	3,915
2004	-	15,894
2005	-	29,651
2006	12,929	36,397
2007	17,955	47,451
2008	9,122	31,365
Total recorded	40,006	164,673

The jointly-controlled subsidiary Usina Termelétrica de Juiz de Fora S.A. - UTEJF recorded in 2002 income and social contribution tax credits totaling R$9,436, corresponding to the Company's interest in this subsidiary. The jointly-controlled subsidiary's losses are mainly due to the fact that around 50% of its installed capacity was not contracted for 2002. Beginning 2003, UTEJF already has its production contracted, which, based on studies and projections prepared by management, and allied to the combined cycle operations of the power plant at the end of 2004, will make the realization of such tax credits feasible. In the first half of 2003, the jointly-controlled subsidiary recorded taxable income, offsetting part of the tax credits recorded in the prior year.

CFLCL and its subsidiary Energipe generated tax loss carryforwards in 2002 and in the first half of 2003 and recorded tax credits only on the amounts determined up to June 30, 2002, as set forth by CVM Resolution No. 273. Beginning on that date, as the requirements of Instruction No. 371 were not met, they have not recorded tax credits in the amounts of R$13,350 and R$25,194, Parent Company and consolidated, respectively, which, based on internal estimates, are to be realized starting 2009.

11) INVESTMENTS

	Parent Company		Consolidated	
	06/30/2003	03/31/2003	06/30/2003	03/31/2003
Investments in subsidiaries/affiliate	385,786	375,748	166	159
Goodwill on acquisition of investments	34,047	34,455	-	-
Investments stated at cost	10,140	10,128	10,610	10,524
	429,973	420,331	10,776	10,683

04.01 - EXPLANATORY NOTES

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A. (1)	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S.A.	Cataguazes Serv. Aéreos (2)	30/06/2003	30/06/2002
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	120		
Number of shares and sharequotas held (thousand):											
Common	18,991	57,509	3,531	-	38	9	14	13,150	8		
Preferred	-	-	1	-	75	20	2	-	79		
Sharequotas	-	-	-	3,700	-	-	-	-	-		
Interest (%)	50.07	59.47	99.96	66.67	99.10	97.59	95.54	99.99	72.80		
Net income (loss)	(4,510)	(93)	7	(176)	(570)	-	-	12,753	27		
Shareholders' equity (deficit)	700,332	40,028	606	1,044	(2,075)	264	70	9,532	228		
Equity in subsidiaries	(2,258)	(55)	7	(118)	(565)	-	-	12,753	20	9,784	(7,958)
Investments	350,656	23,805	606	696	-	258	67	9,532	166	385,786	397,038

1. The Company recorded a provision for shareholders' deficit in its subsidiary Teleserv S.A in the amount of R$2,056, recorded in the account "Other" in long-term liabilities.

2. Affiliated company - 20% of the voting capital and 72.8% of total capital.

12) TRANSACTIONS WITH RELATED PARTIES

Parent Company:

	06/30/2003		03/31/2003	
	Assets	Liabilities	Assets	Liabilities
Financing:				
Saelpa	-	32,518	-	32,068
Pbpart Ltda.	-	1,993	-	12,419
Pbpart SE 2 Ltda.	-	32,249	-	30,456
Energipe	-	23,698	-	10,726
CENF	-	12,392	-	6,412
Gipar S.A.	83	-	-	3,032
Energisa	1,450	-	249	-
Celb	-	12,000		
Itacatu S.A.		-	-	3,392
Latin America Energy	-	-	-	1,445
Alliant Energy do Brasil Ltda.		24,933		33,688
	-		-	
	1,533	139,783	249	133,638
Advance for future capital increase:				
Multipar S.A.	113	-	132	-
Multiagro Ltda.	1,411	-	1,381	-
Teleserv S.A.	12,920	-	12,638	-
Telecabo S.A.	2,028	-	1,970	-
MCL Cabo S.A.	464	-	455	-
Cat-Leo Energia S.A.	97,374		73,539	
	114,310		90,115	
Total	115,844	139,783	90,364	133,638

04.01 - EXPLANATORY NOTES

Consolidated:

	Assets		
		Total	
	CFLCL	06/30/2003	03/31/2003
Gipar S.A.	83	83	-

	Liabilities			
			Total	
	CFLCL	PBPART SE 1 S/A (*)	06/30/2003	03/31/2003
Gipar S.A.	-	-	-	3,032
Itacatu S.A.	-	-	-	3,392
Latin America Energy	-	-	-	1,445
Alliant Energy do Brasil Ltda.	24,933	132,688	157,621	166,376
	24,933	132,688	157,621	174,245

(*) Refers to advance for future capital increase with shareholder Alliant Energy do Brasil Ltda.

Financing agreements originate from commercial and financial transactions performed in the normal course of business and are subject to market interest.

Advances for future capital increase are not subject to financial charges.

Transactions performed:

Parent Company:

	Saelpa	Energisa S/A	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S/A	Cat-Leo Energia S/A	Usina Term. de Juiz de Fora	CELB	PBPart Ltda	PBPart SE 2	Itacatu	Gipar S/A	Alliant	06/30/2003	06/30/2002
Services rendering	336	-	3,189	323	120	54	314	-	-	-	-	-	4,336	4,504
Purchase of electric energy	(159)	-	(179)	-	(5,710)	(3,818)	-	-	-	-	-	-	(9,866)	(9,973)
Equipment lease	11	-	24	-	12	-	24	-	-	-	-	-	71	-
Financial income (expenses)	(3,655)	71	(1,373)	(1,499)	-	-	-	(1,947)	(3,761)	(397)	(2,259)	(4,403)	(19,223)	(2,192)
Connection cost and use	-	-	94	-	177	268	-	-	-	-	-	-	539	-

Consolidated:

	Gipar S/A	Itacatu S/A	Alliant Ltda.	Total 06/30/2003	06/30/2002
Financial expenses	2,259	397	4,403	7,059	2,400

CFLCL performed services to its subsidiaries, in the administrative and support areas. Such transactions are supported by credit facility agreements and have been submitted to ANEEL' s review and approval.

04.01 - EXPLANATORY NOTES

13) GOODWILL ON ACQUISITION OF INVESTMENTS

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and Celb has been amortized over the concession period based on a profitability curve projected for these subsidiaries. As of June 30, 2003, such goodwill amortization is estimated as follows:

Amortization period	Parent Company	Consolidated
2003 to 2004	2,531	31,321
2005 to 2006	3,704	46,095
2007 to 2008	3,984	54,340
2009 to 2010	4,405	58,325
2011 to 2012	4,870	62,557
2013 and thereafter	14,553	656,908
Total	34,047	909,546
Classified as:		
Investments	34,047	-
Property, plant and equipment	-	478,841
Deferred charges	-	430,705

14) LOANS AND FINANCING

	Parent Company		Consolidated	
	06/30/2003	03/31/2003	06/30/2003	03/31/2003
In local currency, interest of up to 6.5% p.a. and monetary restatement based on the long-term interest rate TJLP (Finame, Banese and BNDES)	47,362	49,469	410,126	460,669
In local currency, interest of 1% p.a. and monetary restatement based on Selic (BNDES)	2,045	2,055	79,327	80,828
In local currency, interest of up to 8% p.a. and Finel variation, RGR (Eletrobrás)	13,650	16,584	26,394	47,031
In local currency, interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	15,361	15,896
In local currency, interest of 1% p.m. and monetary restatement based on TR, referential rate variation (Funasa)	-	-	5,312	5,552
In local currency, interest of 3.66% to 19.56% p.a. above CDI (Banks: Mercantil, Rural, Unibanco, BNL, Schahin, ABC Brasil, Itaú, HSBC, BBM, Brascan, Bic Banco, Bradesco, BVA, Santos, Sofisa, Industrial, Banif Primus and BMC	91,326	95,048	221,059	223,958
In local currency, interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)	-	-	47,040	54,899
In local currency, interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	4,376	4,386
In local currency, interest of 4.5% p.a. and monetary restatement based on CDI variation (BNDES) variation of CDI (BNDES)	-	-	118,699	51,834
Total local currency	154,383	163,156	927,694	945,053
In foreign currency (US$), interest of 6,63% p.a. and exchange variation (Unibanco and Banco Real)			11,967	13,972
Total	154,383	163,156	939,661	959,025
Current portion	102,950	108,177	473,549	462,983
Long-term portion	51,433	54,979	466,112	496,042

Consolidated data include the financing obtained by Pbpart Ltda. from BNDES, in the amount of R$48,076 (R$45,166 in March 2003), for acquisition of shareholding control of CELB, and the financing obtained by Pbpart SE2 Ltda., in the amount of R$17,454 (R$19,795 in March 2003), for acquisition of shareholding control of Saelpa, both guaranteed by the purchased shares.

04.01 - EXPLANATORY NOTES

Financing obtained from other financial institutions is guaranteed by portions of the revenues of the Company and its subsidiaries, in an amount equivalent to the balance of respective financing operations.

Financing obtained from Finame, the Government Agency for Machinery and Equipment Financing, is guaranteed by the financed equipment.

Loans and financing obtained from BNDES by the Company and its subsidiaries Cat-Leo Energia S.A. and UTE-JF are guaranteed by portions of the revenues of these companies, and the financed assets, collateral by Energisa S.A. (a related-party), and Cat-Leo Energia S.A.'s and UTE-JF's shares.

These subsidiaries' agreements also contain restrictive covenants and provide for maintenance of minimum financial ratios. These contractual provisions are summarized as follows:

1. The debtor shall not pledge, without previous consent by the BNDES (National Bank for Economic and Social Development), any guarantee to other creditors, without pleding the same guarantee to the BNDES. (Cat-Leo and UTE-JF)

2. Maintenance of financial ratios

   a) Capitalization ratio equal to or greater than 20% (UTE-JF);
   b) Current liquidity ratio greater than or equal to 1.2 (UTE-JF);
   c) EBITDA margin greater than or equal to 0.30 beginning 2004 (UTE-JF);
   d) Debt Coverage Ratio equal to or greater than 1.3 (Cat-Leo and UTE-JF).

Cat-Leo Energia S.A. and UTE-JF have obtained authorization from BNDES to ensure minimum financial ratio requirements are postponed (for UTE-JF, effective beginning December 31, 2003). Based on internal financial projections, management estimates that the minimum financial ratios, as well as all the other requirements to postpone immediate repayment of such loans and financing, will be achieved.

Under such agreements, minimum funds shall be maintained in a restrictive account for payment of principal and interest amounts. As of June 30, 2003, the balance related to payment of the BNDES interest recorded under the caption "Marketable securities", in current assets, was R$15,025 (consolidated).

Long-term financing matures as follows:

	06/30/2003	
	Parent Company	Consolidated
2004	7,523	96,906
2005	13,828	140,248
2006	12,976	53,470
2007	9,435	38,529
2008	662	22,724
2009	662	18,323
After 2009	6,347	95,912
	51,433	466,112

04.01 - EXPLANATORY NOTES

15) PROVISION FOR CONTIGENCIES

The balance of the provision for contingencies of R$2,848 (R$90,041, consolidated) takes into consideration the management's estimate of probable losses, together with the opinion of its legal counsel, and other information as of the date of the financial statement preparation, which is consistent with the procedure adopted at 2002 yearend. For ongoing litigation, the Company has escrow deposits amounting to R$463 (R$28,584, consolidated).

This balance, classified by nature, is as follows:

	Parent Company		Consolidated	
Contingencies	06/30/2003	03/31/2003	06/30/2003	03/31/2003
Labor	728	778	33,172	33,222
Civil	1,215	1,215	30,165	29,757
Tax	905	909	26,704	39,389
Total	2,848	2,902	90,041	102,368

16)TAXES INSTALLMENT PAYMENT

In 2000, subsidiaries CENF and Saelpa adhered to the Tax Recovery Program - REFIS. CFLCL and its subsidiaries Saelpa, Energipe, and UTEJF, have also paid their ICMS debts in installment to the State Governments. As of June 30, 2003, such tax debts amount to R$27,321 (Parent Company), and R$184,740 (consolidated) and are recorded under the headings "Taxes and social contributions" in current liabilities, and "taxes payable" in long-term liabilities, scheduled to be paid as follows:

	Parent Company	Consolidated
Year		
2003	8,504	77,530
2004	9,793	57,173
2005	3,832	10,939
After 2005	5,192	39,098
Total	27,321	184,740
Current portion	15,978	128,088
Long-term portion	11,343	56,653

17) CAPITAL - PARENT COMPANY

Subscribed and paid-in capital is represented by 51,218,232,398 (48,662,898,398 in March 2003) common shares, 82,392,170,239 (78,280,837,239 in March 2003) class "A" preferred shares and 253,492,770 (253,492,770 in March 2003) class "B" preferred shares, without par value. Class "A" preferred shares have no voting rights but have priority for reimbursement of capital in case of Company's liquidation and for distribution of noncumulative minimum dividends of 10% p.a. Class "B" preferred shares have no voting rights but have priority in distribution of non-cumulative fixed dividends of 6% p.a.

04.01 - EXPLANATORY NOTES

The Company's by-laws provide for the distribution of minimum mandatory dividends of 25% on adjusted net income.

The Company's Board of Directors, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By December 31, 2002, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired, and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

The Company's Board of Directors, at the meeting held on April 29, 2003, authorized the private subscription of 6,666,667,000 shares, of which 2,555,334,000 were common and 4,111,333,000 were preferred, at R$3.00 per thousand shares. The Board of Directors, at the meeting held on June 4, 2003, approved a R$20,000 increase in the Company's capital, which, as a result, totaled R$354,335, represented by 51,218,232,398 common shares, 82,392,170,239 "class A" preferred shares and 253,492,770, without par value.

18) ELECTRICITY SOLD TO FINAL CONSUMERS

a. Parent Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Residential	221,340	216,767	152,468	143,673	49,888	40,711
Industrial	3,225	3,201	160,858	153,634	26,717	24,791
Commercial	26,460	26,227	67,660	63,565	18,121	15,525
Rural	38,577	36,159	52,379	49,596	9,307	7,761
Public sector:						
Federal	42	41	150	140	102	126
State	387	377	3,175	6,396	767	655
Municipal	2,399	2,344	6,687	2,818	1,791	1,468
Public lighting	215	206	29,187	24,600	4,328	3,514
Public service	458	423	15,762	15,154	2,687	2,386
Own consumption	142	144	1,094	971	-	-
Subtotal	293,245	285,889	489,420	460,547	113,708	96,937
ICMS	-	-	-	-	(23,960)	(20,000)
Extraordinary tariff recovery	-	-	-	-	-	(3,804)
Adjustment to Extraordinary tariff recovery	-	-	-	-	-	(1,702)
Energy sales in the spot market - reversal	-	-	-	-	(1,383)	(37,308)
Electric energy supply	-	-	9,547	79,245	40	9,684
Unbilled sales (net)	-	-	(7,053)	1,519	(1,046)	144
Other billed services	-	-	-	-	7,718	7,200
Total	293,245	285,889	491,914	541,311	95,077	51,151

b. Consolidated

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Residential	1,469,701	1,443,451	869,395	771,858	229,687	181,181
Industrial	11,689	11,982	1,040,146	961,905	137,989	114,795
Commercial	129,301	127,155	434,893	395,608	103,496	85,561
Rural	97,313	80,961	145,034	117,057	19,924	15,338
Public sector:						
Federal	676	603	27,887	22,076	8,786	6,675
State	6,878	6,189	43,719	38,066	10,211	7,538
Municipal	12,184	10,915	41,927	30,830	7,339	5,722
Public lighting	1,194	1,422	169,754	153,571	21,930	18,466
Public service	1,594	1,541	160,467	142,350	20,553	16,659
Own consumption	322	356	4,421	3,285	-------	-------
Subtotal	1,730,852	1,684,575	2,937,643	2,636,606	559,915	451,935
ICMS	-	-	-	-	(107,341)	(87,107)
Extraordinary tariff recovery	-	-	-	-	-	5,173
Adjustment to Extraordinary tariff recovery	-	-	-	-	-	(20,816)
Energy sales in the spot market - reversal	-	-	-	-	(650)	(37,308)
Electric energy supply	8	5	194,105	635,567	22,002	41,830
Unbilled sales (net)	-	-	(16,593)	19,855	964	4,785
Other billed services	-	-	-	-	9,740	10,552
Total	1,730,860	1,684,580	3,115,155	3,292,028	484,630	369,044

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

19) MANAGEMENT COMPENSATION

For the period ended June 30, 2003, personnel expenses includes the amount of R$709(R$670 in the same period of 2002), for Parent Company, and R$2,633 (R$2,282 in the same period of 2002), for consolidated, referring to management compensation.

20) INSURANCE

Amounts insured are determined and contracted on technical bases and are considered sufficient to cover eventual losses arising from permanent assets and inventories claims.

21) FINANCIAL INSTRUMENTS (CVM Instruction No. 235/95)

Financial instruments, assets and liabilities, are recorded in balance sheet accounts at compatible market values.

For the six-month period ended June 30, 2003, the Company and its subsidiaries do not have derivative instruments.

04.01 - EXPLANATORY NOTES

22) SUPPLEMENTARY RETIREMENT AND PENSION PLANS

The Company and subsidiaries CENF, Energipe, Saelpa, and CELB sponsor supplementary retirement and pension plans for their employees, either defined contribution (CFLCL and CENF) or defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are evaluated on an actuarial basis at each yearend, aiming at checking whether contributions are sufficient to set up reserves required to meet current and future payment commitments.

For the first half of 2003, such plan sponsorship expenses were R$243 (Parent Company) and R$1,964 (consolidated).

The retirement and pension plans sponsored by Energipe and Saelpa recorded, as of June 30, 2003, an estimated actuarial deficit of R$22,832 (R$1,284 in current liabilities and R$21,548 in long-term liabilities) and R$27,937 (R$2,469 in current liabilities and R$25,468 in long-term liabilities), respectively. For consolidated, the amount of R$3,753 is recorded in current liabilities and R$47,016 in long-term liabilities.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

At the close of the first half of 2003, we consider important to highlight the following facts:

Consolidated energy sales have grown 11.5% in the six-month period.

Consolidated electric energy sales by Cataguazes-Leopoldina (CFLCL) and its subsidiaries CENF, Energipe, CELB and Saelpa have grown 11.5% (6.5% in CFLCL's concession area) during the first half of this year in relation to the same period in 2002, reaching 2,938 GWh. This volume of energy sold is 3.5% higher than that recorded in the first half of 2000 (a period without energy rationing effects).

By company, the volume of electric energy sold evolved as follows over the six-month period:

Energy Sales in 2003
(Retail Market - in GWh)

	Southeast		Northeast			Consolidated	
Period	CFLCL	CENF	Energipe	CELB	Saelpa	Sales	Variation % (*)
1st quarter	248	70	474	131	568	1,491	19.4 (**)
2nd quarter	242	69	459	128	549	1,446	4.3
Six-month period	**490**	**139**	**933**	**259**	**1,117**	**2,938**	**11.5**

(*) Over the same period in 2002
(**) The comparative basis of 2002 is affected by 2 months of rationing.

We emphasize that the volume of energy sales in the Northeast, specifically of subsidiaries Energipe, CELB and Saelpa, showed a stronger market recovery after the rationing, in relation to the sales of CFLCL and CENF, which operate in Southeastern Brazil. In relation to the period from January to June 2000 (without rationing), consolidated sales in this first half of 2003 of the subsidiaries operating in the Northeast have improved 5.4%. However, in the Southeast, the volume of energy sold by CFLCL and CENF is 2.9% lower, when compared to that period without rationing.

Energy Sales (GWh) - 1st. Half

	Southeast		Northeast			
Description	CFLCL	CENF	Energipe	CELB	Saelpa	Total
2000 (without rationing)	492	155	897	249	1,044	2,837
2001 (with rationing)	505	150	944	259	1,088	2,946
2002 (with rationing)	460	129	836	229	982	2,636
2003 (without rationing)	**490**	**139**	**933**	**259**	**1,117**	**2,938**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Revenues, Controllable Expenses and Cash Generation from Operations

Gross Operating Revenue: Although consolidated physical sales of energy have been 3.0% lower in the 2nd quarter, in comparison to the volume recorded in the first quarter of this year, CFLCL's consolidated gross operating revenue in the second quarter increased by R$22,143 thousand, or 7.8% in relation to that quarter. This performance was basically due to the increases occurred in the tariffs of CELB, and partially in those of Energipe, whose tariff recovery occurred on April 22. The tariff increases of CFLCL and CENF took effect only after June 18, and therefore had little effect on the revenues of the second quarter of these companies, and, consequently, on CFLCL's consolidated revenues. In the six-month period, CFLCL's consolidated gross operating revenue was R$591,971 thousand (R$119,037 thousand for Parent Company), which represents a 29.8% increase in relation to the same period in 2002.

Gross Operating Revenue in 2003
(In R$ thousand)

Period	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated Amount	Consolidated Variation % (*)
1st quarter	59,879	14,614	82,358	20,100	102,470	284,914	+ 11.7
2nd quarter	59,158	15,249	101,835	22,618	102,371	307,057	+ 52.7
Six-month period	**119,037**	**29,863**	**184,193**	**42,718**	**204,841**	**591,971**	**+ 29.8**

(*) Over the same period in 2002

Tariff adjustment: Tariffs of energy sales to final consumers of CFLCL, CENF, Energipe and CELB have already been adjusted this year, except for Saelpa tariffs, whose adjustment will be made in August.

CFLCL and CENF tariffs have had increases of 33.86% and 35.78%, respectively, effective June 18. CELB tariffs were adjusted by 23.98% effective February 4. ANEEL approved Energipe's new energy tariff to final consumers due to the tarif review process. Energipe's adjustment was 35.18% but its application in 2003 was limited to 29.71% due to a tariff ceiling implemented by ANEEL, which limited the increase to the Tariff Adjustment Index for the period. However, the increase applied after April 22, 2003 was 30.06%, considering the recovery of the rationing costs and recovery of Portion A Cost Variations (CVA), in accordance with the legislation in force.

Controllable Expenses: CFLCL and its subsidiaries have endeavored to rationalize their controllable operating costs (personnel, materials, outside services) and increase new operating standards. For this purpose, it was possible to obtain a 10.0% reduction in such consolidated costs in the second quarter in relation to the same period in 2002.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Controllable Expenses in 2003
(In R$ thousand)

Period	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated Amount	Consolidated Variation % (*)
1st quarter	8,458	2,870	12,106	2,653	14,821	39,963	+ 9.0
2nd quarter	8,424	2,467	10,833	2,801	13,866	37,448	- 10.0
Six-month period	**16,882**	**5,337**	**22,939**	**5,454**	**28,687**	**77,411**	**-1.1**
% Variation for the six-month period	**- 3.9**	**+ 2.8**	**+ 15.0**	**- 5.9**	**- 7.2**	**- 1.1**	

(*) Over the same period in 2002

We emphasize that Energipe's controllable expenses in the first quarter of 2003 are affected by extraordinary costs and indemnities arising from the personnel restructuring program, in the amount of approximately R$2.0 million.

Cash Generation from Operations: CFLCL's consolidated cash generation from operations in the six-month period, as measured by EBITDA, was 34% higher than in the same period in 2002, totaling R$132,219 thousand, which represents an EBITDA margin of 29.4% (28.6% for the first half of 2002).

Cash Generation from Operations (EBITDA) in 2003
(In R$ 000)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated Amount	Consolidated Variation % (*)
1st quarter	13,983	1,052	12,345	2,234	32,148	68,789	+ 31.6
2nd quarter	11,921	779	25,143	2,525	14,864	63,430	+ 36.7
Six-month period	**25,904**	**1,831**	**37,488**	**4,759**	**47,012**	**132,219**	**+ 34.0**

(*) Over the same period in 2002
EBITDA = Income from Electric Energy Services + Depreciation

For the purpose of comparing EBITDA for the first and second quarters of 2003, three facts should be highlighted:

1) Saelpa's result for the 1st quarter of 2003 is positively affected by a reversal of provisions for contingencies and doubtful accounts in the amount of R$19,040 thousand. This reversal arises from negotiations of debts with consumers, especially municipal governments, which, after approval of the public lighting tax have improved their financial situation for the effective payment of their energy bills. In addition to this reversal, it should be considered that Saelpa's tariff adjustment will only occur in August.

2) Saelpa's result for the second quarter of 2002 is increased by R$28,258 thousand, arising from adjustments of the final amounts of the extraordinary tariff adjustment, and reversal of energy purchased in the spot market.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

3) CFLCL's consolidated result for the first quarter of 2002 is positively affected by R$17,364 thousand referring to the effect of the extraordinary tariff adjustment for the last two months of the energy rationing period, that is, January and February 2002.

Consolidated net loss decreases 46.8%, but debt profile still negatively affects the result

Cataguazes-Leopoldina reduced its consolidated net loss by 46.8% (45.6% for Parent Company) for the first half of 2003, comparatively to that recorded in the same period in the previous year, which was R$24,647 thousand (R$25,517 thousand for Parent Company - CFLCL).

In spite of gains and improvements in operating margins over the six-month period, Cataguazes-Leopoldina's consolidated result was impaired by the financial expenses arising from its indebtedness and by the increase in interest rates and bank spreads occurred in the period. Net consolidated financial expenses over the six-month period were R$98,388 thousand, against R$95,802 thousand in the same period of 2002.

Evolution of Net Loss in the Six-Month Period

	Parent Company		Consolidated	
Net Loss for the period	2003	2002	2003	2002
1st quarter	(16,005)	(7,049)	(15,570)	(6,777)
2nd quarter	**(9,512)**	**(39,825)**	**(9,077)**	**(39,541)**
Six-month period	**(25,517)**	**(46,874)**	**(24,647)**	**(46,318)**

Summary of Six-Month Results

	Parent Company		Consolidated	
Amounts in R$ thousands	2003	2002	2003	2002
Net operating revenue	**87,387**	**46,436**	**449,275**	**345,550**
Controllable expenses	(16,882)	(17,566)	(77,411)	(78,263)
Services income (expenses)	19,234	(21,400)	105,402	73,415
Cash generation from operations	25,904	(14,504)	132,219	98,682
Financial expenses, net	(53,897)	(35,874)	(98,388)	(95,802)
Net loss	**(25,517)**	**(46,874)**	**(24,647)**	**(46,318)**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

CFLCL and its subsidiaries are concluding restructuring programs for their indebtedness, which totals R$570 million. CFLCL is issuing debentures in the amount of R$130 million, and has increased its capital through private subscription of shares in the amount of R$20 million, which was approved on June 4, 2003. Subsidiaries CENF, Energipe, CELB and Saelpa are extending the maturity of their debts, which amount to approximately R$420 million, of which approximately R$310 million refers to Energipe, R$94 million to Saelpa, R$7 million to CELB and R$9 million to CENF.

The payment of the renegotiated short-term debt, totaling approximately R$550 million, has been extended to a total period of up to 54 months, and the average maturity of the financing operations is estimated at 44 months. Most of the renegotiated debt has a 6-month grace period for principal and interest. This restructuring process should be concluded during the third quarter of 2003 and will result in a reduction of CFLCL's current consolidated financial charges, allowing the Company to manage an independent cash flow supported by its own cash generation from operations.

Presented below are the individual and consolidated financial, commercial and performance indicators of the generation and distribution companies of the Cataguazes-Leopoldina System as of June 30, 2003:

Financial, Commercial and Performance Indicators

	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo (*)	Consolidated
Number of employees	706	88	778	224	1,536	67	3,457
Number of consumers (thousand)	293	78	423	128	808	-	1,731
GWh sold in retail market	490	139	933	259	1,117	-	2,938
Financial data (R$ thousand)							
Total assets	881,305	84,561	1,234,361	100,464	672,934	315,825	2,797,498
Cash and cash equivalents	2,631	-	2,962	1,585	5,119	19,528	31,964
Onerous debt	450,639	16,068	399,091	36,302	140,383	261,322	1,126,579
Shareholders' equity + Minority interest	319,916	40,028	659,458	26,395	140,080	9,532	759,712
Gross operating revenue	119,037	29,863	184,193	42,718	204,841	26,822	591,971
Net operating revenue	87,387	21,679	140,914	34,087	155,406	25,537	449,275
Services income	19,234	588	30,692	3,223	38,480	13,365	105,402
Cash generation (EBITDA)	25,904	1,831	37,488	4,759	47,012	15,195	132,219
Net income (loss)	(25,517)	(93)	(3,612)	3,486	14,218	12,753	(24,647)
EBITDA / Net revenue	29.6	8.4	26.6	14.0	30.3	59.5	29.4

(*) Consolidated. Cat-Leo Energia is the controlling company of Usina Termelétrica de Juiz de Fora, which, in the first half of 2003 recorded net income of R$19,485 thousand.

Onerous debt does not include R$132,688 thousand referring to an advance for future capital increase in Pbpart SE 1 S/A by shareholder Alliant Energy Holdings do Brasil Ltda.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated investments exceed R$98 million and Cat-Leo Energia starts commercial operations of two new small hydroelectric plants

In the six-month period, CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$98,415 thousand (R$78,416 thousand in the first half of 2002), giving priority to energy generation investments (R$60,236 thousand in the first half of 2003 against R$36,684 thousand in the first half of 2002) and to reduction of commercial losses. The Company also strived to rationalize investments aimed at reducing technical losses and increasing electric system reliability. As a result, a 14.9% reduction in the consolidated energy losses was achieved.

	Energy losses in the first half		
Parent Company	2003	2002	Variation %
CFLCL	10.5	11.3	- 7.1
CENF	7.5	9.8	- 23.5
Energipe	12.0	16.2	- 25.9
CELB	9.2	12.9	- 28.7
Saelpa	21.0	24.5	- 14.3
Consolidated	**14.9**	**17.5**	**- 14.9**

Other highlights are the conclusion of the small hydroelectric plants of Ponte (installed capacity 24.4 MW and annual production capacity - 136.5 GWh) and Granada (installed capacity - 15.8 MW and annual production capacity - 66.5 GWh), which started commercial operation in May and July 2003, respectively. These are the first two small hydroelectric plants beginning operations from the five that are part of the energy generation projects of the Cataguazes-Leopoldina System which are in different construction phases. With the small hydroelectric plants in operation, the System has its installed capacity increased to 194.5 MW and an annual production capacity of approximately 1,204 GWh, which represents about 20% of its own market (for the first half of 2003).

Investments - first half of 2003

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total	% Variation over 1st half of 2002
. Generation	60,188	-	48	-	-	60,236	+ 64.2
. Transmission, Distribution and other	10,365	1,723	12,122	1,676	12,293	38,179	- 8.5
. **Total**	**70,553**	**1,723**	**12,170**	**1,676**	**12,293**	**98,415**	**+ 25.5**

(*) Includes generation investments of Cat-Leo Energia (R$55,047 thousand) and Usina Termelétrica de Juiz de Fora (R$2,163 thousand).

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Share Performance on the São Paulo Stock Exchange (Bovespa)

In the first half of 2003, CFLCL Class A preferred shares had a devaluation of 6.7% on the Bovespa, against a valuation of 2.7% of the Electric Energy Sector Index - IEE. By the end of June, CFLCL's Class A preferred shares were quoted at 46% of net equity value, at R$2.44 per thousand shares.

The Management

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-06/30/2003	4-03/31/2003
1	Total assets	2,797,498	2,775,233
1.01	Current assets	545,014	536,935
1.01.01	Cash on hand	31,964	44,352
1.01.01.01	Cash and banks	11,136	24,631
1.01.01.02	Marketable securities	5,803	5,565
1.01.01.03	Blocked deposits	15,025	14,156
1.01.02	Credits	399,177	365,011
1.01.02.01	Accounts receivable from Clients/Consumers	318,071	293,519
1.01.02.02	Notes and other accounts receivable	51,195	48,772
1.01.02.03	Renegotiated receivables	54,510	46,277
1.01.02.04	Extraordinary tariff recovery	(76,229)	50,381
1.01.02.05	(-) Allowance for doubtful accounts	51,630	(73,938)
1.01.03	Stocks Inventory	3,215	3,111
1.01.04	Other	110,658	124,461
1.01.04.01	Recoverable taxes	53,568	58,838
1.01.04.02	Low-Income Consumers	40,153	48,678
1.01.04.03	Prepaid expenses	8,806	6,605
1.01.04.04	Other	8,131	10,340
1.02	Long term assets	423,619	436,772
1.02.01	Miscellaneous credits	162,306	175,453
1.02.01.01	Accounts receivable from Clients/Consumers	16,860	16,114
1.02.01.02	Notes and other accounts receivable	42,562	42,687
1.02.01.03	Renegotiated receivables	4,225	11,278
1.02.01.04	Extraordinary tariff recovery	98,659	105,374
1.02.02	Credits with Affiliated Persons	83	
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		
1.02.02.03	Other related entities	83	
1.02.03	Others	261,230	261,319
1.02.03.01	Judicial deposits	28,584	27,276
1.02.03.02	Tax credits	164,673	166,533
1.02.03.03	Recoverable taxes	13,764	14,131
1.02.03.04	Emergency Energy Rationing Program	42,823	43,062
1.02.03.05	Others	11,386	10,317
1.03	Permanent assets	1,828,865	1,801,526
1.03.01	Investments	10,776	10,683
1.03.01.01	Holdings in affiliates	166	159
1.03.01.01.01	Cataguases Serviços Áereos	166	159
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	10,610	10,524
1.03.02	Fixed assets	1,384,895	1,356,578
1.03.02.01	Hydraulic Production	185,808	146,353
1.03.02.02	Transmission System associated to Production	17,894	16,891
1.03.02.03	Distribution of Lines/ Nets/Substations	928,943	919,664
1.03.02.04	Sales	16,144	14,959
1.03.02.05	Administration	83,018	81,958
1.03.02.06	Current fixed assets	214,860	217,543
1.03.02.07	(-) Accumulated Depreciation	(400,266)	(386,861)
1.03.02.08	Premium in incorporated company	538,012	538,012
1.03.02.09	(-)Goodwill premium amortization	(59,171)	(55,656)
1.03.02.10	(-) Special Obligations	(140,347)	(136,285)
1.03.03	Deferred	433,194	434,265
1.03.03.01	Goodwill premium at investments	430,705	430,822
1.03.03.02	Software Acquisition Costs	3,219	4,050
1.03.03.03	(-) Accumulated Amortization	(730)	(607)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2003	4-03/31/2003
2	Total liabilities	2,797,498	2,775,233
2.01	Current liabilities	997,224	958,570
2.01.01	Loans and financing	473,549	462,983
2.01.02	Debentures	42,879	38,712
2.01.03	Suppliers	166,367	168,700
2.01.04	Taxes, fees and contributions	199,315	172,293
2.01.04.01	VAT (ICMS) payable	26,808	25,332
2.01.04.02	Social charges payable	5,158	5,857
2.01.04.03	Income tax and social contributions payable	5,994	2,436
2.01.04.04	Social contribution (PIS / Cofins) payable	21,273	36,690
2.01.04.05	Income tax withheld at the source	9,623	6,918
2.01.04.06	INSS payments	2,537	1,271
2.01.04.07	VAT ICMS payments	119,399	86,072
2.01.04.08	PIS / Cofins payments	4,024	528
2.01.04.09	Income tax and social contributions payments	2,128	6,087
2.01.04.10	Others	2,371	1,630
2.01.05	Dividends payable		
2.01.06	Provisions	16,345	14,732
2.01.06.01	Provisions for vacations and salaries	16,345	14,732
2.01.07	Debt owed to affiliates		
2.01.08	Others	98,769	101,150
2.01.08.01	Salaries payable	854	1,371
2.01.08.02	Consumer charges payable	6,363	8,391
2.01.08.03	Interest on own capital payable	2,897	3,916
2.01.08.04	Incumbency of debts	5,758	11,539
2.01.08.05	Low-Income Consumers	46,610	44,494
2.01.08.06	Others	36,287	31,439
2.02	Long term liability	1,040,562	1,071,797
2.02.01	Loans and financing	466,112	496,042
2.02.02	Debentures	113,348	111,784
2.02.03	Provisions	90,041	102,368
2.02.04	Debt owed to affiliates	157,621	174,245
2.02.05	Others	213,440	187,358
2.02.05.01	Suppliers	67,794	49,268
2.02.05.02	Deferred income tax	3,766	3,894
2.02.05.03	Taxes payable	61,005	53,573
2.02.05.04	Provision for actuarial deficit	47,016	46,497
2.02.05.05	Emergency Energy Rationing Program	30,733	30,733
2.02.05.06	Others	3,126	3,393
2.03	Results of future periods		
2.04	Minority participation	476,042	472,119
2.05	Net equity	283,670	272,747
2.05.01	Paid in capital	354,335	334,335
2.05.01.01	Common stocks	135,574	127,909
2.05.01.02	Preferred stocks A	218,090	205,760
2.05.01.03	Preferred stocks B	671	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2003	4-03/31/2003
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profit	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(101,802)	(92,725)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	5-01/01/2002 to 06/30/2002
3.01	Gross revenue from sales/services	307,057	591,971	201,099	456,151
3.01.01	Gross revenue in the year	307,707	592,621	259,223	514,275
3.01.02	Extraordinary tariff recovery adjustment	0	0	(20,816)	(20,816)
3.01.03	Electricity sales - MAE adjusted	(650)	(650)	(37,308)	(37,308)
3.02	Deductions from gross revenue	(72,962)	(142,696)	(58,198)	(110,601)
3.02.01	Invoiced ICMS	(54,764)	(107,341)	(47,350)	(87,107)
3.02.02	Pis, Cofins, and ISS	(14,916)	(28,714)	(7,770)	(17,481)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(3,282)	(6,641)	(3,078)	(6,013)
3.03	Net revenue from sales/services	234,095	449,275	142,901	345,550
3.04	Cost of goods/services sold	(184,146)	(343,873)	(109,314)	(272,135)
3.04.01	Personnel	(23,396)	(48,251)	(24,387)	(46,180)
3.04.02	Material	(3,534)	(6,808)	(3,254)	(6,387)
3.04.03	Services rendered by third parties	(10,518)	(22,352)	(13,969)	(25,696)
3.04.04	Electric energy purchased for resale	(98,258)	(191,217)	(80,141)	(169,588)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	-	-	7,318	7,318
3.04.06	Electric energy purchased-MAE reversal	-	-	40,113	40,113
3.04.07	Royalties on Hydro Resources	(31)	(150)	(56)	(154)
3.04.08	Electric Potency Transportation Charge	(16,491)	(30,767)	(14,203)	(28,012)
3.04.09	Depreciation / Amortization	(13,481)	(26,817)	(12,811)	(25,267)
3.04.10	Fuel quota equalization -CCC	(11,134)	(23,783)	(9,366)	(14,882)
3.04.11	Provision (reversion) for contingencies	(2,000)	16,488	5,623	5,279
3.04.12	Other expenses	(5,303)	(10,216)	(4,181)	(8,679)
3.05	Earnings before interest and taxes (EBIT)	49,949	105,402	33,587	73,415
3.06	Other operating expenses	(47,925)	(107,806)	(63,701)	(105,726)
3.06.01	Sales	0	, 0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(43,213)	(98,388)	(58,615)	(95,802)
3.06.03.01	Financial revenue	44,269	53,532	8,736	14,514
3.06.03.02	Financial expenses	(87,482)	(151,920)	(67,351)	(110,316)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(4,719)	(9,438)	(5,086)	(9,924)
3.06.05.01	Premium Amortization	(4,719)	(9,438)	(5,086)	(9,924)
3.06.06	Equity adjustment result	7	20	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	5-01/01/2002 to 06/30/2002
3.07	Operating income	2,024	(2,404)	(30,114)	(32,311)
3.08	Non-operating income	(320)	647	307	(2,315)
3.08.01	Revenue	565	2,048	614	958
3.08.02	Expenses	(885)	(1,401)	(307)	(3,273)
3.09	Earning before tax / profit-sharing	1,704	(1,757)	(29,807)	(34,626)
3.10	Provision for income tax and social contribution	(6,858)	(16,012)	7,322	7,016
3.10.01	Social contribution	(1,803)	(4,217)	1,976	1,682
3.10.02	Income tax	(5,055)	(11,795)	5,346	5,334
3.11	Deferred income tax	0	0	0	0
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on own capital	0	0	0	0
3.14	Minority participation	(3,923)	(6,878)	(17,056)	(18,708)
3.15	Net income	(9,077)	(24,647)	(39,541)	(46,318)
	Number of shares, ex. Treasury (THOUSAND)	131,239,066	131,239,066	124,572,399	124,572,399
	Earnings per Share				
	Loss per share	(0.00007)	(0.00019)	(0.00032)	(0.00037)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

..01 - IDENTIFICATION

- CVM Code	2 - Corporate Name	3 - CNPJ
)327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

).01 - INTEREST IN SUBSIDIARIES / AFFILIATES

ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	19,13
)MMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,509	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	99.99
)MMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	5,879.78
14 - ISSUED AMOUNT (THOUSAND REAIS)	17,639
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

ꓤAL PUBLIC SERVICE
- BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate
slation
- QUARTERLY INFORMATION
ꓛRCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

. - IDENTIFICATION

ꓛVM Code	2 - Corporate Name	3 - CNPJ
·-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

TEM	03
ꓤDER NUMBER	03
·VM REGISTRATION NUMBER	SEP/GER/DEB-98/049
VM REGISTRATION DATE	07/13/1998
ERIES ISSUED	02
·IND OF ISSUE	SIMPLE
ATURE OF ISSUE	PUBLIC
ATE OF ISSUE	08/01/1997
ATURITY DATE	02/01/2006
KIND OF DEBENTURE	FLOATING
CONDITION OF REMUNARATION	TR + 4% p.a.
PREMIUM / DISCOUNT	
·OMINAL VALUE (REAIS)	8,078.52
·SSUED AMOUNT (THOUSAND REAIS)	20,196
SSUED SECURITIES AMOUNT (UNIT)	2,500
·UTSTANDING SECURITIES (UNIT)	2,500
·ECURITIES IN TREASURY (UNIT)	0
·EDEEMED SECURITIES (UNIT)	0
ONVERTED SECURITIES (UNIT)	0
ECURITIES TO BE PLACED/TRADED (UNIT)	0
ATE OF THE LAST RENEGOTIATION	
ATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	69.03
14 - ISSUED AMOUNT (THOUSAND REAIS)	45,809
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	67.98
14 - ISSUED AMOUNT (THOUSAND REAIS)	72,582
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

00327-1 CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA 19.527.639/0001-58

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A - Energipe, CELB - Companhia Energética da Borborema, and Saelpa - Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in R$ thousands) - 1st Semester -

	Energipe		CELB		Saelpa	
	2003	2002	2003	2002	2003	2002
Gross Revenue	**184,174**	**143,310**	**42,585**	**35,864**	**204,285**	**193,100**
Extraordinary tariff recovery adjustment	-	(4,561)	-	(1,524)	-	(11,964)
Electricity sales - MAE adjusted	19	-	133	-	556	-
Invoiced ICMS	(32,688)	(26,432)	(6,426)	(5,033)	(37,679)	(30,152)
PIS, Cofins and ISS	(8,644)	(5,067)	(1,986)	(1,253)	(9,525)	(6,611)
Quotas for the Global Reversal Reserve	(1,947)	(1,694)	(219)	(188)	(2,231)	(1,914)
Net Revenue	**140,914**	**105,556**	**34,087**	**27,866**	**155,406**	**142,459**
Personnel	(14,574)	(11,807)	(3,094)	(3,115)	(16,789)	(17,557)
Material	(1,917)	(1,305)	(445)	(552)	(2,473)	(2,545)
Third Party Services	(6,448)	(6,827)	(1,915)	(2,129)	(9,425)	(10,812)
Energy Purchased for Resale	(61,312)	(46,916)	(17,920)	(14,772)	(73,877)	(71,009)
Energy purchased-Extraordinary tariff recovery adjustment	-	2,224	-	660	-	3,310
Energy purchased-MAE reversal	-	-	(7)	-	(44)	40,113
Electricity Potency Transportation	(8,700)	(8,154)	(2,495)	(2,566)	(13,480)	(13,173)
Depreciation / Amortization	(6,796)	(6,577)	(1,536)	(1,459)	(8,532)	(7,472)
CCC - Fuel Consumption Account	(7,954)	(4,732)	(2,273)	(1,740)	(6,799)	(3,686)
Provision for Doubtful Accounts and Contingencies	125	7,946	(867)	(332)	17,826	(1,668)
Other Expenses	(2,646)	(2,026)	(312)	(315)	(3,333)	(2,663)
Result for the Electricity Activities	**30,692**	**27,382**	**3,223**	**1,546**	**38,480**	**55,297**
Financial Revenue	8,855	1,612	3,278	1,810	23,346	5,523
Financial Expenses	(44,945)	(34,492)	(1,290)	(4,827)	(40,626)	(16,382)
Result of the Equity Adjustment	8,616	9,665	-	-	-	-
Premium Amortization	(7,030)	(7,336)	-	-	-	-
Operating Result	**(3,812)**	**(3,169)**	**5,211**	**(1,471)**	**21,200**	**44,438**
Non-Operating Revenue	714	86	130	40	501	274
Non-Operating Expense	(514)	(105)	(116)	(31)	(124)	126
Result before Income Tax and Social Contribution	**(3,612)**	**(3,188)**	**5,225**	**(1,462)**	**21,577**	**44,838**
Income Tax and Social Contribution	-	4,387	(1,739)	532	(7,359)	(14,893)
Net Income (loss)	**(3,612)**	**1,199**	**3,486**	**(930)**	**14,218**	**29,945**

17.01 - REPORT OF THE SPECIAL REVISION - WITHOUT EXCEPTION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the
Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguazes - MG

1) We have performed a special review of the quarterly financial information (ITR) of Companhia Força e Luz Cataguazes Leopoldina ("the Company") and its subsidiaries, consisting of the balance sheet as of June 30, 2003, and the statement of income for the three-month period then ended, Parent Company and consolidated, the performance report and relevant information, prepared in conformity with Brazilian accounting practices. This information is the responsibility of the Company's management.

2)We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or might have material effects on the financial position and operations of the Company and its subsidiaries.

3)Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices established by corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4)As discussed in Note 4, as of June 30, 2003 the Company and its subsidiaries have recorded, in current and noncurrent assets, receivables in the amount of R$11,037 thousand (Parent Company) and R$21,768 thousand (Consolidated), related to part of sales of energy in the spot market. These receivables are linked to injunctions granted to energy sector companies due to lawsuits questioning the interpretation of the rules in the Wholesale Energy Market - MAE, and therefore, may be subject to changes depending on the final outcome of the lawsuits.

5)As of June 30, 2003, the Company has negative working capital of R$130,277 thousand and R$452,210 thousand, Parent Company and consolidated, respectively. The Company's loans and financing debt amounts to R$310,610 thousand and R$1,095,888 thousand, Parent Company and consolidated, respectively, which has contributed to adversely and significantly impact its financial position and, consequently, the results of operations of the Company and its subsidiaries. As discussed in Note 1, management expects to conclude over the next few months the negotiation with creditor financial institutions of the rescheduling of its short-term debts to an average term of 44 months. In addition, management's projections indicate future positive results in the medium and long-terms, based, principally, on revenue from tariff adjustments, combined with consumption growth.

17.01 - REPORT OF THE SPECIAL REVISION - WITHOUT EXCEPTION

6)The balance sheet as of March 31, 2003, Parent Company and consolidated, presented for comparative purposes, was reviewed by us, and our review report thereon, dated May 9, 2003, was unqualified and contained emphasis paragraphs as to the matters mentioned in paragraphs 4 and 5 and on the impacts of Law No. 10438 which established the tariff recovery for the energy rationing period, which are properly disclosed in Note 5. The statements of income (Parent Company and consolidated) for the three- and six-month period ended June 30, 2002, also presented for comparative purposes, were reviewed by us, and our review report thereon, dated August 13, 2002, was unqualified and contained emphasis paragraphs mentioning that the receivables related to tariff recovery for the energy rationing period were still pending ANEEL approval, which was subsequently obtained, and that the amounts related to purchase and sale of energy in the spot market were recorded based on information disclosed on a preliminary basis by the Wholesale Energy Market - MAE, and on internal estimates prepared by the Company's Management, according to negotiations with ANEEL, which were only formalized with the Regulatory Agency after issuance of the referred report.

7)The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 5, 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marcelo Cavalcanti Almeida
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.01	Gross revenue from sales/services	15,249	29,863	12,786	29,001
3.02	Deductions from gross revenue	(4,124)	(8,184)	(3,487)	(6,716)
3.02.01	Invoiced VAT (ICMS)	(3,237)	(6,436)	(2,848)	(5,316)
3.02.02	Social contributions (PIS/COFINS)	(709)	(1,388)	(466)	(1,058)
3.02.03	Quotas to the Global Reversion Reserve - *(RGR)*	(178)	(360)	(173)	(342)
3.03	Net revenue from sales/services	11,125	21,679	9,299	22,285
3.04	Cost of goods/services sold	(10,970)	(21,091)	(8,551)	(17,148)
3.04.01	Personnel	(809)	(1,561)	(725)	(1,414)
3.04.02	Material	(76)	(200)	(121)	(212)
3.04.03	Services rendered by third parties	(1,582)	(3,576)	(1,836)	(3,568)
3.04.04	Electric Energy purchased for resale	(5,218)	(10,737)	(4,293)	(8,703)
3.04.05	Electric Energy purchased-Extraordinary tariff recovery adjustment	0	0	251	251
3.04.06	Depreciation and amortization	(624)	(1,243)	(597)	(1,182)
3.04.07	Fuel quota equalization - CCC	(750)	(1,576)	(601)	(1,134)
3.04.08	Other expenses	(1,911)	(2,198)	(629)	(1,186)
3.05	Earnings before interest and taxes (EBIT)	155	588	748	5,137
3.06	Other Operating expenses/revenues	(841)	(626)	(58)	(101)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(841)	(626)	(58)	(101)
3.06.03.01	Financial revenue	1,925	3,483	502	776
3.06.03.02	Financial expenses	(2,766)	(4,109)	(560)	(877)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity income result	0	0	0	0
3.07	Operating income	(686)	(38)	690	5,036
3.08	Non-operating income	(82)	(57)	8	3
3.08.01	Revenue	35	76	33	33
3.08.02	Expenses	(117)	(133)	(25)	(30)
3.09	Income before Tax/profit-sharing	(768)	(95)	698	5,039
3.10	Provision for income tax and social contribution	219	2	(178)	(1,641)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.12	Profit sharing/statutory contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	(549)	(93)	520	3,398
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE			0.00538	0.03514
	LOSS PER SHARE	(0.00568)	(0.00096)		

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.01	Gross revenue from sales/services	0	0	0	0
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue from sales/services	0	0	0	0
3.04	Cost of goods/services sold	0	0	0	0
3.05	Gross operating profit	0	0	0	0
3.06	Operating expenses/revenue	3,913	(4,510)	5,862	604
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(8)	(91)	(146)	(179)
3.06.03	Financial results	(98)	(183)	15	27
3.06.03.01	Financial revenue	11	22	15	27
3.06.03.02	Financial expenses	(109)	(205)	0	0
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(318)	(636)	(235)	(439)
3.06.05.01	Goodwill amortization	(318)	(636)	(235)	(439)
3.06.06	Equity adjustment result	4,337	(3,600)	6,228	1,195
3.07	Operating income	3,913	(4,510)	5,862	604
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Tax/profit-sharing	3,913	(4,510)	5,862	604
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2003 to 06/30/2003	4-01/01/2003 to 06/30/2003	5-04/01/2002 to 06/30/2002	6-01/01/2002 to 06/30/2002
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income /loss	3,913	(4,510)	5,862	604
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE	0.10316		0,15454	0,01592
	LOSS PER SHARE		(0,11890)		

18.02 - COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

BOVESPA

Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY - Preferred Class "A"
CFLCY - Common

3

Investor Relations Monthly Report - *Edition # 08/2003 - August 29th, 2003*

CFLCL, Saelpa and CELB collect the 2003 Abradee Award

On August 6th, 2003, three out of five companies of the Sistema Cataguazes-Leopoldina was recognized by Abradee - the Brazil Association of Electricity Distributors. Abradee award is the most distinguish prize in the Brazilian electricity sector. Saelpa, CELB and CFLCL, respectively, received the 2003 Abradee Award in the following categories: Greatest Performance Improvemen, Best Management Quality and Social Engagement (the second and third awards are given to companies with less than 400,000 consumers). The acknowledgment given to the companies Saelpa and CELB - the two most recent companies to join the Sistema Cataguazes-Leopoldina, is a proof that the administrative and operational changes undergone are on the right track, ensuring first-class services to our clients. CFLCL was also recognized for its committed to social engagement. The award it received for its work in the social area was given in recognition of the project which began in 1985 with the creation of the Ormeo Junqueira Botelho Foundation, which was set up to promote cultural activities in the concession territory in the Minas Gerais State. Since then, museums and cultural centers have been opened in various municipalities in which the Company operates, buildings of historic importance have been reformed and the Humberto Mauro Cultural Center has recently been opened in Cataguases, paying homage to the pioneer of Brazilian movie making. This is not the first time that companies of the Sistema Cataguazes-Leopoldina have received the Abradee Awards. In 2000, CELB was distinguished as the Best Electricity Distributor in the Northeast, an award which was won by Energipe in 2002. CFLCL was declared the Best Electricity Distributor in the Southeast at the Abradee Awards in 2002.

Installation of electromechanical equipment at the SHP Palestina nearing conclusion

The installation of electromechanical equipment at the SHP Palestina is nearing conclusion. Operational testing at the 13 MW plant (annual production capacity of 70 GWh) should begin at the end of September. The Sistema Cataguazes-Leopoldina has five projects concerning the construction of small hydro plants, and the SHP Palestina shall be the third of these to begin operation. The first was the SHP Ponte, with 24.4 MW capacity (136.5 GWh/year), which began commercial operations in May 2003. The second was the SHP Granada, with 15.8 MW capacity (66.5 GWh/year), which began operations in July 2003. Once the SHP Palestina is in operation, the Sistema Cataguazes-Leopoldina will have an installed capacity of 207.5 MW (1,270 GWh/year), corresponding to approximately 21% of its retail market. The next hydroelectric plant to be concluded is the 24 MW SHP Cachoeira Encoberta, which is expected to undergo operational testing in mid-October 2003.

Consolidated operating revenue of Cataguazes-Leopoldina was R$698 million in seven months

Consolidated electricity sales of Cataguazes-Leopoldina (CFLCL) went up by 10.6% in the first seven months of 2003, with respect to the same period last year, reaching 3,415 GWh. Compared to the volume sold during the same period in 2000, before the energy markets suffered the consequences of electricity rationing, this is sales figure is up by 3.7%. With respect to the same period in 2000, total sales for the year by distributor have changed as follows: Saelpa (+7.8%); Energipe (+3.9%); CELB (+3.8); CFLCL (-0.5%) and CENF (-10.4%). The consolidated gross operating revenue of Cataguazes-Leopoldina reached R$698 million, during the first seven months in 2003, which represents an increase of 26.9% with respect to the same period in 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators - January / July of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	144	37	218	50	236	698
Electricity Sales - GWh	572	163	1,080	302	1,298	3,415
Retail Market						
• Residential	176	73	264	68	420	1,001
• Industrial	191	35	447	163	389	1,225
• Commercial	78	32	155	40	195	500
• Other classes	127	23	214	31	294	689
Sales Increase - % (*)	6.5	7.9	10.4	11.9	10.4	10.6
• Residential	5.9	9.7	14.9	9.4	12.3	11.4
• Industrial	6.3	5.2	4.2	13.6	11.0	7.8
• Commercial	6.3	1.6	12.4	10.3	9.4	9.3
• Other classes	7.7	15.8	18.0	10.6	18.4	15.7

(*) In relation to the same period of 2002.

Saelpa tariffs rise by 33.40% on average

Aneel - the National Electricity Agency, authorized subsidiary Saelpa to increase electric energy supply tariffs by 33.40%, on average, as from August 28. Tariff increases of the subsidiary vary between 31.65% (residential category) and 37.42% (industrial category - high-voltage), which reflect the new prices as from this year.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Mauricio Perez Botelho
Investor Relations Director

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

BOVESPA
Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

Investor Relations Monthly Report – *Edition # 09/2003 – September 30th, 2003*

Program for Capitalization of the Electric Utilities announced by BNDES

On September 25th, the Sistema Cataguazes-Leopoldina published a Relevant Notice to the public concerning the Program for Capitalization of the Electric Utilities (The "Program") announced by the BNDES and the Ministry of Mines and Energy. The Sistema Cataguazes-Leopoldina notified in such notice that is evaluating the terms and conditions for joining the aforementioned Program and that will keep investors and shareholders informed by any decisions taken in such Program.

SHP Palestina begins operational testing

On September 24th, the subsidiary CAT-LEO Energia received an operating license for SHP Palestina by the FEAM (State Environmental Agency). This is the third of a total of 5 energy generation projects by the Sistema Cataguazes-Leopoldina to have been concluded this year. Acquiring this license meant that the 13 MW SHP Palestina (annual production capacity of 70 GWh) was able to begin operational testing. The Sistema Cataguazes-Leopoldina now has an installed capacity of 207.5 MW (1,270 GWh/year), corresponding to approximately 21% of its consumer market. The next hydroelectric plant to be concluded is the 24 MW SHP Cachoeira Encoberta, which is expected to begin operational testing in mid-October 2003.



SHP Palestina (13 MW) – July 2003

Consolidated operating revenue of Cataguazes-Leopoldina was R$808million in 8 months

Consolidated electricity sales of Cataguazes-Leopoldina (CFLCL) went up by 9.5% in the first eight months of 2003, with respect to the same period last year, reaching 3,886 GWh. Compared to the volume sold during the same period in 2000, before the energy markets suffered the consequences of electricity rationing, this sales figure is up by 3.3%. With respect to the same period in 2000, total sales for the year by distributor have changed as follows: Saelpa (+7.7%); Energipe (+3.5%); CELB (+3.8); CFLCL (-1.5%) and CENF (-11.5%).

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / August of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**170**	**44**	**251**	**57**	**270**	**808**
Electricity Sales - GWh	**650**	**185**	**1,228**	**345**	**1,478**	**3,886**
Retail Market						
• Residential	199	83	299	78	476	1,135
• Industrial	218	39	513	187	445	1,402
• Commercial	88	36	175	45	222	566
• Other classes	145	27	241	35	335	783
Sales Increase - % (*)	**4.9**	**5.9**	**9.4**	**10.9**	**11.8**	**9.5**
• Residential	4.0	7.6	13.7	8.1	11.4	10.1
• Industrial	5.1	2.6	3.7	13.1	9.8	7.0
• Commercial	4.7	0.5	11.3	8.2	9.2	8.4
• Other classes	6.0	13.8	16.2	9.3	17.1	21.1

(*) In relation to the same period of 2002.

The consolidated gross operating revenue of Cataguazes-Leopoldina reached R$808 million during the first eight months in 2003, which represents an increase of 27.2% with respect to the same period in 2002.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director